Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102

SPECIAL MEETING OF SHAREHOLDERS

September 7, 2016

In accordance with Section 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of Postmedia Network Canada Corp. (the “Corporation”) held on Wednesday, September 7, 2016 at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario (the “Shareholders’ Meeting”).

The following matters were put to a vote by ballot at the Shareholders’ Meeting:

1.	Proposed Approval of an Arrangement under Section 192 of the Canada Business Corporations Act – Approved

The special resolution approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”), which Arrangement is more particularly described in the management information circular of the Corporation and Postmedia Network Inc. (“PNI”) dated August 5, 2016 (the “Information Circular”), was approved by the shareholders of the Corporation.

Outcome	Votes For	Votes Against
Approved	260,951,189	141,075

2.	Proposed Amendments to the Shareholder Rights Plan – Approved

The special resolution to approve certain amendments to the Corporation’s shareholder rights plan dated as of November 8, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent (the “Rights Plan”), which amendments are more particularly described in the Information Circular, was approved by the shareholders of the Corporation.

Outcome	Votes For	Votes Against
Approved	2,367,840	243,073

POSTMEDIA NETWORK INC.

REPORT OF VOTING RESULTS

MEETING OF HOLDERS OF 8.25% SENIOR SECURED NOTES DUE 2017

September 7, 2016

This report describes the matters voted upon and the outcome of the votes at the Meeting of First Lien Noteholders of Postmedia Network Inc. (“PNI”) held on Wednesday, September 7, 2016 at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario (the “First Lien Noteholders’ Meeting”).

The following matters were put to a vote by ballot at the First Lien Noteholders’ Meeting:

1.	Proposed Approval of an Arrangement under Section 192 of the Canada Business Corporations Act – Approved

The resolution approving the Arrangement, which Arrangement is more particularly described in the Information Circular, was approved by the First Lien Noteholders of PNI.

Outcome	Votes For	Votes Against
Approved	288,049	0

MEETING OF HOLDERS OF 12.50% SENIOR SECURED NOTES DUE 2018

September 7, 2016

This report describes the matters voted upon and the outcome of the votes at the Meeting of Second Lien Noteholders of PNI held on Wednesday, September 7, 2016 at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario (the “Second Lien Noteholders’ Meeting”).

The following matters were put to a vote by ballot at the Second Lien Noteholders’ Meeting:

1.	Proposed Approval of an Arrangement under Section 192 of the Canada Business Corporations Act – Approved

The resolution approving the Arrangement, which Arrangement is more particularly described in the Information Circular, was approved by the Second Lien Noteholders of PNI.

Outcome	Votes For	Votes Against
Approved	216,121	0

2.	Proposed Amendments to the Shareholder Rights Plan – Approved

The special resolution to approve certain amendments to the Rights Plan, which amendments are more particularly described in the Information Circular, was approved by the Second Lien Noteholders of PNI.

Outcome	Votes For	Votes Against
Approved	110,845,613	0

DATED this 7th day of September, 2016.

POSTMEDIA NETWORK CANADA CORP.

By: /s/ Douglas Lamb
Douglas Lamb Executive Vice President & Chief Financial Officer